SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

09 September 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

6 monthly Block Listing Return

London, UK; Brentwood, TN; 9 September 2008 – Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, in accordance with Listing Rule 3.5.6, notifies the following details in respect of the block listing for its Long Term Incentive Plan and Deferred Bonus Plan:

Name of applicant:		Protherics PLC
Name of schemes:		Protherics PLC Long Term Incentive Plan (LTIP), and Protherics PLC Deferred Bonus Plan (DBP)
Period of return:	From:	7 March 2008	To:	8 September 2008
Balance of unallotted securities under schemes at beginning of period:		LTIP – 149,209 Ordinary Shares DBP – 109,806 Ordinary Shares
The amount by which the block schemes have been increased during the period:		Nil
Number of securities issued/allotted under schemes during period:		LTIP – 44,900 DBP – 36,818
Balance under schemes not yet issued/allotted at end of period		LTIP – 104,309 DBP – 72,988

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 09 September 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director